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                              December 9, 2022

       Eric Marchetto
       Chief Financial Officer
       Trinity Industries, Inc.
       14221 N. Dallas Parkway, Suite 1100
       Dallas, Texas 75254-2957

                                                        Re: Trinity Industries,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 17,
2022
                                                            Form 8-K furnished
October 25, 2022
                                                            File No. 001-06903

       Dear Eric Marchetto:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K furnished October 25, 2022

       Exhibit 99.1 Earnings Release, page 1

   1.                                                   We note that you
disclose the Future Lease Rate Differential (   FLRD   ) at the end of the
                                                        three month period
ended September 30, 2022 as well as at the end of the three month period ended September
30, 2021. We also note your disclosure that FLRD calculates the implied change in
revenue for railcar leases expiring over the next four quarters, assuming they were renewed at
the most recent quarterly transacted lease rates for each railcar type.
                                                        Please explain to us
and consider revising future filings to disclose the reasons why the metric is useful to
investors, how management uses the metric, and if there are estimates or assumptions
underlying the metric or its calculation, include disclosure of such items if
                                                        it   s necessary for
the metric not to be misleading. For reference, see guidance in SEC
                                                        Release No. 33-10751
Commission Guidance on Management   s Discussion and Analysis
                                                        of Financial Condition
and Results of Operations.
 Eric Marchetto
Trinity Industries, Inc.
December 9, 2022
Page 2
Form 10-K for the Fiscal Year Ended December 31, 2021

Free Cash Flow, page 53

2.       In your determination of    Adjusted Net Cash Provided by Operating
Activities   , you
         adjust for proceeds from lease portfolio sales, which is presented in investing activities.
         Please tell us how you determined that this adjustment does not result in a non-GAAP measure based on individually tailored accounting principles. Refer to the guidance in
         Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures.
3.       Your calculation of    Free Cash Flow    differs from the typical
calculation of this measure
         (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, in future filings, earnings releases, and investor presentations, please revise the
         title to    Adjusted Free Cash Flow After Investments and Dividends
and the definition of
         your non-GAAP measure to    Adjusted Free Cash Flow    or a similar
title. Refer to
         Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire
Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.



FirstName LastNameEric Marchetto                                Sincerely,
Comapany NameTrinity Industries, Inc.
                                                                Division of
Corporation Finance
December 9, 2022 Page 2                                         Office of
Manufacturing
FirstName LastName